June 27, 2006

Mr. Donald Walker

Mr. Edwin Adames

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

Washington, D.C. 20549

Facsimile No.: 1-202-772-9208

Re:	ORIX Corporation

Form 20-F for the fiscal year ended March 31, 2005 (filed July 15, 2005)

(File No. 001-14856)

Dear Messrs. Walker and Adames:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 16, 2006 relating the annual report on Form 20-F for the fiscal year ended March 31, 2005 (the “2005 Form 20-F”) of ORIX Corporation (the “Company”).

In connection with responding to the Staff’s comments, we can advise you that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or any changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Company’s responses to the Staff’s comments are set forth below. References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires.

Comment 1:

Form 20-F for Year ended March 31, 2005

Financial Statements for the period ending March 31, 2005

Consolidated Statements of Income, page F-5

1. We refer to your response to Comment 1. Please consider providing in your 20-F for the year ended March 31, 2006 the following information as part of your disclosure in Note 30, “Segment Information”:

(a)	Describe the methodology used to allocate compensation costs currently included in the selling, general and administrative expenses line item in the Consolidated Statement of Income that are directly related to the revenue generating activities of each operating segment.

(b)	Provide a separate line item within the financial results of each operating segment for the compensation costs related directly to the revenue producing activities of that segment that have been allocated from consolidated selling, general and administrative expenses.

Response 1:

In the group’s 2005 filing on Form 20-F an analysis of Selling, General and Administrative Expenses is provided including separate presentation of personnel expenses. These selling, general and administrative expenses are included in the determination of segment profit (loss) based on the specific identification of cost incurred within the specific legal entities and divisions comprising each segment and through apportionment of expenses incurred at the Corporate section. For the 2005 fiscal year, approximately ¥161,000 million, or 88%, of selling, general and administrative expenses were directly incurred within the specific legal entities and divisions, and approximately ¥21,000 million, or 12%, of selling, general and administrative expenses were included in the Corporate section, and approximately 11% out of the 12% was allocated to our reported segments based on applicable indicators identified for the allocation. That allocated expense is less than 3% of total expenses incurred in that year. Personnel costs incurred in the 2005 fiscal year were approximately 50% of selling, general and administrative expenses, and thus, the allocated portion is only approximately 2% of total expenses incurred in that year. We do not believe that separate presentation of selling, general and administrative expenses, or the personnel expenses included therein within the Segment information provides significant information that would be useful to our investors; however to clarify disclosure with respect to the methodology used in aggregating segment costs, in future filings we will add the following note at the last of the second paragraph just below the financial information of the segment:

Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment.

Comment 2:

2. In future filings, please revise the “Results of Operations” section of Item 5, “Operating and Financial Review and Prospects” to provide a discussion of the following:

(a)	How your income statement presentation is structured based on your diversified operating activities that constitute your core operations related to corporate finance, real estate businesses, life insurance, retail finance and overseas operations.

(b)	How you have included your lending and investing activities in the income statement in a format similar to those of banking institutions consistent with the presentation of these activities required by Article 9 of Regulation S-X.

(c)	How you have presented the various revenue accounts that constitute significant operating revenues of your core business activities and their directly related expenses in a manner consistent with the disclosure guidelines of Article 5.03 of Regulation SX, including your consideration of material non-recurring revenue streams and expenses, such as write-downs of long-lived assets and investments in securities.

(d)	How you determined that the revenues and expenses included in Other Operating Expense and Other Operating Revenues are to be considered a part of your recurring operating activities.

Response 2:

In future filings beginning with the annual report on Form 20-F for the fiscal year ended March 31, 2006, the Company will expand its disclosures in Item 5 by adding the following disclosure specifically relating to presentation of its operating results to the “Overview” section:

The following discussion and analysis provides information that management believes to be relevant to an understanding of our consolidated financial condition and results of operations. This discussion should be read in conjunction with our consolidated financial statements, including the notes thereto, included in this annual report. See “Item 18. Financial Statements.”

Our consolidated results of operations are presented in the accompanying financial statements with sub-categorization of revenues and expenses designed to enable the reader to better understand the diversified operating activities contributing to our overall operating performance.

As further described in Item 4. “Information on the Company”, since we developed marketing leases in Japan in 1964, we have extended the scope of our operations into various types of businesses which have become significant contributors to our group operating results. Our initial marketing lease business has expanded into provision of broader financial services including direct lending to our lessees and other customers. Initial direct lending has broadened into diversified real estate-related finance such as housing loans, loans secured by real estate, unsecured loans and non-recourse loans. Through our lending experience, we have developed a loan servicing business and a loan securitization business including CMBS. Through experience gained by our focusing on real estate as collateral for loans, we have also developed our real estate leasing, development and management.

Furthermore, we also expanded our business by securities-related operations, aimed at investing capital gains and brokerage income. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations, such as a trust banking firm, a life insurance company, a real estate-related company and a consumer finance company. In recent years, we have emphasized the expansion of our principal investment business. The principal investment group has worked to take advantage of new corporate rehabilitation business opportunities that involve the acquisition of problem assets made available in the course of financial institutions’ efforts to dispose of such assets. Further, we have undertaken various rehabilitation business projects, including investments in rehabilitation companies in banking, hotel accommodation, transportation logistics, real estate and other industries.

This diversified nature of our operations is reflected in our presentation of operating results through the categorization of our revenues and expenses to align with operating activities. Based on those diversified operating activities, we categorize our revenues as direct financing leases, operating leases, interest on loans and investment securities, life insurance premiums, real estate sales and other operating revenues and these revenues are summarized into “Total Revenues” on the consolidated statements of income.

The following is an additional explanation for certain account captions on our consolidated statements of income to supplement the discussion above:

Interest on investment securities is combined with interest on loans because we believe that capital we deploy is fungible and, whether used to provide financing in the form of loans and leases or through investment in debt securities, the decision to deploy the capital is a banking type operation that shares the common objective of managing earning assets to generate a positive spread over our cost of borrowings.

In addition, securities investment activities were originated by the Company and extended to group companies, such as our US operations. As a result, gain on investment securities has grown and become one of our major revenue sources. We believed that the securities company subsidiary, which was acquired in the middle of the 1980’s, would grow our securities-related operations and contribute to our revenues and earnings. Against this background, we determined to present gains on investment securities under a separate income statement caption, together with brokerage commissions, because we invest in securities as one of our core operations and both the gains on investment securities and brokerage commissions are derived from our securities operations.

In our diversified operating activities including corporate rehabilitation business, other operating revenues consist of revenues derived from our various operations which are considered a part of our recurring operating activities, such as integrated facilities management operations, vehicle maintenance and management services, management of golf courses, training facility and hotels, real estate-related business and commissions for the sale of insurance and other financial products.

Furthermore, our expenses include mainly selling, general and administrative expenses, costs of operating leases, life insurance costs, costs of real estate sales, interest expenses, and other operating expenses.

Expenses reported by us within other operating expenses are directly associated with the sales and revenues separately reported within other operating revenues. Interest expense is based on funds borrowed mainly to purchase equipment for leases, extend loans and invest in securities and real estate operations which are revenue generating assets. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within our subtotal of operating expenses constituting our net operating income. We similarly view provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within our subtotal of net operating income. As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. Thus, we consider that our presentation, in which these expenses are stated in the “Expenses” section, is useful for readers to understand the profitability of our business.

We have historically reflected the “Write-downs of long-lived assets” within our measure of operating income, as related assets, primarily real estate assets, represented significant operating assets under management or development, and accordingly the write-downs were considered to represent an appropriate component of the operating income derived from the related real estate investment activities. In a similar vein, as we have identified investment in securities to represent an operating component of our financing activities, write-downs of securities are also included within our measure of operating income.

We believe that our financial statement presentation as explained in the paragraphs above with the expanded presentation of revenues and expenses aid in comprehension of our diversified operating activities in Japan and overseas and demonstrate the fair presentation of our consolidated statements of income.

* * * * *

If you have any questions about this response letter or any further comments on ORIX’s 2005 Form 20-F, please do not hesitate to contact Tadao Tsuya of ORIX Corporation in Tokyo (Tel: +81-42-528-5916; Fax: +81-42-528-5042) or Theodore Paradise of Davis Polk & Wardwell in Tokyo (Tel: +81-3-5561-4430; Fax: +81-3-5561-4425).

Sincerely yours,

/s/ Shunsuke Takeda
Shunsuke Takeda
Chief Financial Officer,
ORIX Corporation

cc:	Tadao Tsuya

ORIX Corporation

Noriaki Habuto

KPMG AZSA & Co.

Theodore A. Paradise, Esq.

Fumiko Yokoo, Esq.

Davis Polk & Wardwell, Tokyo Office

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